Mail Stop 4561

      					November 17, 2005


Mark E. Rose
Chief Executive Officer and Secretary
Grubb & Ellis Realty Advisors, Inc.
2215 Sanders Road, Suite 400
Northbrook, IL  60062

Re:	Grubb & Ellis Realty Advisors, Inc.
	Registration Statement on Form S-1
      Filed October 21, 2005
      File No. 333-129190

Dear Mr. Rose:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your business plan is to acquire commercial real estate properties. Consequently, please amend your registration statement to Form S-11 rather than Form S-1. See General
Instruction
A to Form S-11.

2. We note your use of the term "business combination" to refer to your intent to acquire real estate assets. Please provide an analysis as to whether the definition of "blank check company" includes a company that intends to acquire real estate assets rather than an operating company. See Rule 419(a)(2)(i).

3. In various places you provide statistical data about your industry without citing any sources, while in other places you do cite supporting third party sources for your disclosure. See, for example, the first and second paragraphs on page 36. Please provide sources for all statistical data included in your disclosure. In addition, please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you.
If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation C.

4. We note your discussion of your intent conduct your business so as to avoid being characterized as an Investment Company under the Investment Company Act of 1940 on pages 16 - 18 and 26 - 28. We are still reviewing your disclosure and will provide you with further comments, if any, once we have completed that review.

5. Please briefly describe the agreement between Grubb & Ellis Company and Deutsche Bank Securities requiring Grubb & Ellis Company to purchase warrants in the open market following the offering.
In
addition, please expand your disclosure throughout the prospectus to explain the purpose behind this agreement. Include in this discussion a clarification about whether Grubb & Ellis Company is required to make any particular number of purchases if they are able to do so at a price that is less than $.70 per warrant. Finally, provide us your analysis of how this agreement complies with Rule 10b5-1 of the Securities Exchange Act of 1934, as discussed in the final carry-over paragraph on page 16. Revise your disclosure on page 51 to comply with this comment.

6. Please expand your summary disclosure to provide more detail about the option you plan to sell to Deutsche Bank for $100.

7. Please revise throughout to refrain from referring to yourself in the third person as "the Company," as required by Plain English.

8. Please include your internet address if you have one. See Item 101(e)(3) of Regulation S-K.

Registration Statement Cover Page

9. We note your intent to register an indeterminate number of additional securities to cover issuances in connection with the anti-dilution provisions contained in the warrants that you are registering. Please file a copy of the warrant with your next amendment or provide us with a copy so that we may review the anti-dilution provisions. We may comment further.


Prospectus Cover Page

10. Refer to your statement in the fourth paragraph on the cover page that you anticipate that the units, common stock and warrants will be quoted on the American Stock Exchange promptly after the date of the prospectus. Since it does not appear that you have applied yet for a listing on the American Stock Exchange, it is not appropriate to create the impression that you will trade on that exchange. See the introductory note to Item 202 of Regulation S-K. Please revise or advise.

11. Refer to the offering proceeds chart at the bottom of the page.
Please identify "IPO Final Corporation" to whom the majority of the offering proceeds will be submitted.

12. Please expand your disclosure regarding the escrow provisions to address the time period the proceeds will be escrowed.

13. Rather than referring to "the corporate stockholder" in the penultimate paragraph on the cover page, please identify Grubb &
Ellis Company.

Summary, page 1

14. Revise your summary to discuss benefits to affiliates arising connected with the offering, including a description of each material agreement between you and an affiliate, such as your Master Services
Agreement, Property Management Agreement and Master Agreement for Project Management, each with Grubb & Ellis Company or its subsidiary. Revise to also discuss future fees payable to affiliates under those agreements and conflicts of interest arising out of such agreements.

15. Please refrain from providing defined terms for words whose meaning is clear from the context, such as "public stockholders," and
"target acquisition."

Our Business, page 1

16. We note your statement in the first paragraph on page 2 that you have not engaged or retained any agent to locate a suitable acquisition candidate. In light of this disclosure, please address the recent announcement that Grubb & Ellis Company has retained the services of Bill Sullivan and Greenwood Advisors, Inc., said to be among the real estate industry`s leaders in strategic finance and M&A implementation and due diligence services, to help execute "on a variety of strategic financial, operational and administrative initiatives."

The Offering, page 3

17. Please explain what will happen to the units after the warrants and the common stock underlying them begin to trade separately. Do the units merely expire and separate into warrants and common stock, or do they also continue to trade separately? Please describe what unitholder action is necessary to convert the units into their component parts.

18. Refer to your disclosure next to the heading "Redemption" on page
4. Please clarify how the redemption provisions provide a "reasonable premium to the initial exercise price." In addition, please clarify that the warrants will be exercisable after a call for redemption.

19. Please specify the estimated per share conversion price you will pay to shareholders who elect to convert, in the final carry-over paragraph on page 5.

20. Please identify, in the first paragraph on page 6, the source of the funds you will use to pay the costs of liquidation and dissolution, in such an eventuality.

Risks, page 6

21. Please explain in more detail how "the backgrounds of [your] management" is a risk in this offering.

Risk Factors, page 8

22. Please include a risk factor discussing the fact that if you do not buy an operating company, investors` funds will be tied up in escrow for as long as two years.

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective, page 8

23. Please include a separate risk factor discussing the going concern opinion issued by your auditor, as currently discussed in the last 2 sentences under this risk factor heading.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so, page 9

24. Please clarify why you believe the 33 companies who have made blank check filings present competition to you. In particular, do these other companies intend to acquire real estate assets or other real estate related businesses? If these companies have not announced an intent to acquire real estate, please explain the methods by which you believe that they will compete with you.


If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders will be less than the approximately $5.59 per share held in trust, page 9

25. Please advise us whether the credit facility may be used prior to breaking escrow. If so, please confirm that the lender has agreed not to proceed against the escrowed funds in the event of a default.

Moreover, we are in the process of arranging for the credit facility pursuant to which we may incur indebtedness of up to $150,000,000. If we were to incur debt pursuant to the credit facility, or otherwise, it could result in, page 11

26. Please separate your risk factor heading from your disclosure.

Our ability to successfully effect a business combination and to be successful thereafter will be totally dependent upon the efforts of our key personnel certain of who will not be employees of ours and others who may not continue with us following a business combination, page 11

27. If you do not have employment agreements with Mr. Rose and Ms. Sherard, please disclose this fact under this risk factor heading. If you do have such employment agreements, please describe them in the prospectus and file them as exhibits.

Our officers, directors and their affiliates currently are, and may in the future become affiliated with additional entities that are, engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented, page 12

28. Please expand your discussion under this risk factor heading to identify the positions held by Mr. Rose and Ms. Sherard at Grubb & Ellis Company and discuss the specific conflicts faced by these individuals in connection with running your business.

Our corporate stockholder currently owns shares of our common stock which will not participate in liquidation distributions and, due to the fact that all of our current officers are employed by our corporate stockholder and certain of our directors also serve on the board of directors of our corporate stockholder, a conflict of interest may arise in determining whether a particular target acquisition is appropriate for a business combination, page 12

29. Please state explicitly that, as a result of conflicts faced by your corporate stockholder and your management, your management may have an incentive to choose an acquisition target that is not in the best interest of investors.


We have entered into a long term exclusive brokerage services agreement, a long term exclusive facilities management agreement and a long term project management agreement with our corporate stockholder and due to the fact that all of our current officers are employed by our corporate stockholder and certain of our directors also serve on the board of directors of our corporate stockholder, a conflict of interest may arise in determining whether a particular target acquisition is appropriate for a business combination, page 13

30. Please refrain from stating that arrangements between you and affiliates are "arms-length" because, by definition, they are not. Rather, you may explain elsewhere (other than in the risk factors section) why you believe that the terms of the arrangements are fair to you regardless of their not having been negotiated on an arms-length basis.

31. In light of the fact that Grubb & Ellis Company has the ability to offer opportunities to its other clients, as disclosed in the final sentence under this heading, please revise to clarify that the
"exclusive" nature of the agreements you have with Grubb & Ellis Company only require exclusivity on your part.

32. Please delete the first part of the second sentence under this heading up to the word "services," as it tends to mitigate the risk presented.

If our common stock becomes subject to the SEC`s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected, page 13

33. Please revise your disclosure in the first sentence to reflect the fact that you will be subject to the penny stock rules if you have net tangible assets of less than $5,000,000 and your stock trades for less than $5.00, rather than your current disclosure that you may be subject to the penny stock rules in that case, or tell us why you do not believe that this change is appropriate.

Our existing stockholders, including certain of our directors, control a substantial interest in us and thus may influence certain actions requiring a stockholder vote, page 15

34. It is not clear from your disclosure how a staggered board provides your existing shareholders with more influence over the election of directors than a non-staggered board. Please revise to clarify this point.

If our existing stockholders exercise their registration rights, and/or if the representative elects to exercise its unit purchase option, it may have an adverse effect on the market price of our common stock and the existence of the registration rights and the purchase option may make it more difficult to effect a business combination, page 17

35. Please identify "the representative" referenced in the risk factor heading.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination, page 17

36. Please delete the first sentence of the final paragraph of this risk factor as it tends to mitigate the risk presented.

Our directors may not be considered "independent" under the policies of the North American Securities Administrators Association, Inc., page 18

37. Please delete the penultimate sentence of this risk factor as it tends to mitigate the risk presented.

Because our initial stockholders` initial equity investment was only
$2,000,000, our offering may be disallowed by state administrators that follow the North American Securities Administrators
Association,
Inc. Statement of Policy on development stage companies, page 18

38. Please clarify whether, as a listed company, you are subject to the NASAA Guidelines. In addition, please describe what will happen to the funds received and shares issued if this offering is disallowed in one or more states.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unintended expenditures that adversely impact our ability to pay dividends to shareholders at historical levels or at all, page 22

39. Please refrain from referring to "historic levels" of dividend payments since you have not yet paid a dividend and, in fact, have expressed an intent not to pay any dividends.

We may experience increases in our expenses, including debt
service,
as well as decreased occupancy rates as a result of inflation, page
24

40. We do not understand your disclosure in the second sentence under this risk factor heading stating that you have escalation clauses in all of your leases, given the fact that you have yet to obtain any assets and thus presumably have no leases. Please revise.

Use of Proceeds, page 26

41. Refer to the line item titled "miscellaneous" in the top chart on page 26. Given that the amount of proceeds allocated to this line item is so specific ($54,160), please provide more detail about what this amount will be allocated to, by footnote or otherwise.

42. Please provide additional detail to illustrate the difference between the first and second line items in the chart on page 26 related to the uses for the proceeds not held in trust.

43. Provide significantly more detail related to the $490,000 you have allocated to "working capital to cover miscellaneous expenses."
In light of the fact that your rent and other overhead appear to be paid from the $7,500 per month payable to Grubb & Ellis Company and your other expenses appear to have been allocated for, this amount seems like a great deal relative to your total assets.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

44. Please explain what the "credit facility criteria" are in the final sentence of the final carry-over paragraph on page 31.

45. Describe how you expect to derive revenues. Do you primarily believe that you will derive revenues through rental payments or through resales of properties? If you expect to derive your revenue through rental payments, please address this under your "business strategy" discussion, on page 34 where you discuss the possibility of reselling properties.

46. Please address the types of leases you will seek with your tenants and the types of tenants you will seek, such as industrial or office tenants.

Business Strategy, page 34

47. Please explain, in the first sentence under this heading what
"traditional value-enhancing services" are.

48. Expand your discussion in the final sentence under this heading to explain the time frame you expect there to be between your acquisition of a property and the resale of the property by you.

Overview of Industrial and Office Markets, page 36

49. Please provide support for your statement in the first paragraph under this heading that "[i]ndustrial markets are typically viewed as the property type with the lowest risk" or state that it is the opinion of management.

Effecting a Business Combination, page 37

50. Please clarify, in the third paragraph on page 38 whether any affiliate will ever be paid any fees in connection with the selection or location of a target acquisition, or any services provided in connection with consummating the acquisition. Your current disclosure indicates that no such fee will be paid prior to or for services rendered in connection with an acquisition.

51. Please clarify whether you are required by your charter or other governing documents to obtain shareholder approval of all acquisitions or just the initial acquisition.

Comparison to offerings of blank check companies, page 43

52. Please specify what percentage of your outstanding shares will be required to affirmatively vote in favor of a business combination in order for it to be approved.

Management, page 47

53. Please revise the description of Mr. Kojaian`s experience to provide five years of business experience.

54. Please specify how large your board may be pursuant to your charter and indicate how many directors you intend to have following the offering.

Conflicts of Interest, page 48

55. Revise to discuss conflicts faced by your corporate shareholder arising out of your Master Services Agreement, Property Management Agreement and Master Agreement for Project Management.

56. Please revise the second bullet point on page 49 to explain what you mean by the capitalized term "Exclusive Agreements."

57. Refer to the last 2 full paragraphs on page 49. Please provide additional detail about the "pre-existing fiduciary obligations" of your officers and directors that will cause conflicts of interest.

Certain Relationships and Related Party Transactions, page 52

58. Please include a brief discussion of your Master Services
Agreement, Property Management Agreement and Master Agreement for
Project Management with Grubb & Ellis Company.

Underwriting, page 58

59. Please identify specifically the "conditions precedent" to the underwriters` obligation to purchase the units, as referenced in the first paragraph after the chart on page 58.

60. Please identify the party whom you refer to as "the representative" in the first sentence on page 59.


Where You Can Find Additional Information, page 61

61. Please note that the address for our public reference room has changed to 100 F. Street N.E., Washington D.C. 20549. Please revise as appropriate.

Part II.  Information Not Required in Prospectus

Exhibits

62. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittenden at 202-551-3472 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions
regarding comments on the financial statements and related
matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	Clifford A. Brandeis, Esq. (via facsimile)
	Zukerman Gore & Brandeis, LLP

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Mark E. Rose
Grubb & Ellis Realty Advisors, Inc.
November 17, 2005
Page 11